EXHIBIT 99.1

Standard Lithium Completes US$100 Million Direct Investment From Koch Strategic Platforms

VANCOUVER, British Columbia, Dec. 01, 2021 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE: SLI) (FRA: S5L), an innovative technology and lithium project development company, announces that Koch Strategic Platforms (“KSP”), a subsidiary of Koch Investments Group, has completed its US$100 million investment in Standard Lithium through a direct private placement (the “Direct Investment”). The Direct Investment is intended to support the Company’s strategic development goals and will be used by the Company to pursue the following objectives:

  Continue to rapidly advance the first commercial project proposed for the Lanxess facility;
  Accelerate and expand the Company’s development of the South West Arkansas Lithium Project;
  Continue to develop and commercialise modern lithium extraction and processing technologies and work collaboratively with Koch Engineered Solutions (“KES”) businesses; and,
  Allow for strategic project expansion.

The Company, along with several Koch Industries subsidiaries, is also exploring opportunities to work collaboratively in several key areas. These potentially include working with KES which provides key process equipment, engineering, procurement, and construction services; as well as Koch Minerals & Trading which is involved in the trading of many of the materials that will be required by the Company in the future, as well as the lithium products it intends to produce.

Terms of the Direct Investment

Under the terms of the Direct Investment, KSP was issued 13,480,083 common shares of Standard Lithium (“Common Shares”) at a price of CDN$9.43 (US$7.42) per Common Share for aggregate gross proceeds to Standard Lithium of CDN$127,070,000 (US$100,000,000). All Common Shares issued to KSP are subject to statutory restrictions on resale until March 31, 2022 in accordance with applicable securities laws. In connection with the Direct Investment, Standard Lithium has granted KSP the right of first offer to participate in future equity financings for a period of sixty months.

MaxEn Capital Advisors, Ltd., Howard L. Margulis, PLLC and related parties provided advisory services to the Company in connection with the Direct Investment, and as consideration for such services received a one-time fee of US$5,000,000 and 336,877 common share purchase warrants (each, a “Warrant”). Each Warrant is exercisable at a price of CDN$11.09 until November 30, 2023.

About Standard Lithium Ltd.

Standard Lithium is an innovative technology and lithium development company. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company has commissioned its first-of-a-kind industrial-scale direct lithium extraction demonstration plant at Lanxess’s south plant facility in southern Arkansas. The demonstration plant utilizes the Company’s proprietary LiSTR technology to selectively extract lithium from Lanxess’s tail brine. The demonstration plant is being used for proof-of-concept and commercial feasibility studies. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwest Arkansas, referred to as the South West Arkansas Lithium Project, and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American Exchanges under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

On behalf of the Board of Standard Lithium Ltd.

Robert Mintak, CEO & Director

About Koch Strategic Platforms

With offices in Atlanta and Wichita, KSP desires to be the preferred investment partner of growth focused, strategic companies who are innovating in industries with disruptive potential. Created in 2020, the KSP team pursues public and private investments with companies where long-term mutual benefit can be realized. https://www.kochind.com/

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future plans and objectives of the Company, including, without limitation, the pursuit and/or realization of any strategic opportunities, the anticipated benefits of the Direct Investment, future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, accuracy of preliminary economic assessments, including net present value, internal rate of return, capital and operating costs, life of mine production, progression of the project, including to a pre-feasibility study, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.

For further information, contact Anthony Alvaro at (604) 240 4793.

Contact: info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/

Koch Industries
Christin Fernandez, Director of Communications
Christin.Fernandez@kochps.com
202-879-8546